UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of February, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F                                           Form 40-F           √
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                                            No            √
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.

1.	Original Press Release dated February 6, 2008.

2.	Unaudited Financial Statements and notes for the quarter ending December 31, 2007.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2008	Cameco Corporation
	By:	/s/ “Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Law and Corporate Secretary

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Record Annual Revenue, Earnings and Cash Flow for 2007
Saskatoon, Saskatchewan, Canada, February 6, 2008 . . . . . . . . . . . . . .
Cameco Corporation today reported adjusted 2007 net earnings1 of $603 million ($1.63 per share adjusted and diluted1), 120% higher than in 2006 due to improved results in the uranium business.
Adjusted net earnings1 for the fourth quarter were 60% higher than in 2006 due to higher earnings in the uranium, electricity and gold businesses.
“In 2007, Cameco’s financial results again set new records,” said Jerry Grandey, Cameco’s president and CEO. “Our commitment to be a dominant nuclear energy company and the investments we are making in our assets today position us to deliver growing shareholder value in response to the increasing demand for clean, sustainable energy.”
Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated. Cameco’s unaudited fourth quarter financial statements are available on our company’s website cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

	Three months ended		Year ended		Yr/Yr
	December 31		December 31		Change
Financial Highlights	2007	2006	2007	2006	%
Revenue ($ millions)	494	512	2,310	1,832	26
Net earnings ($ millions)	61	40	416	376	11
Earnings per share (EPS) — basic ($)	0.18	0.11	1.18	1.07	10
EPS — diluted ($)	0.17	0.11	1.13	1.02	11
Adjusted net earnings ($ millions)[1]	64	40	603	274	120
EPS — adjusted and diluted ($)[1]	0.18	0.11	1.63	0.75	117
Cash provided by operations [2] ($ millions)	57	13	801	418	92
Through December 31, 2007, Cameco had repurchased 9.6 million shares at a total cost of $429 million. At December 31, 2007, our consolidated net debt to capitalization ratio was 18%, compared to 12% at the end of 2006.

[1]	Net earnings for the quarters and years ended December 31, 2006 and 2007 have been adjusted to exclude a number of items. Adjusted net earnings is a non-GAAP measure. For a description see “Use of Non-GAAP Financial Measures” in this document.

[2]	After working capital changes.

Cameco’s results come from four business segments:
URANIUM
Highlights

	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
Revenue ($ millions)	219	242	1,269	803
Earnings before taxes ($ millions)	63	49	572	181
Average realized price
($US/lb)	38.92	22.35	37.47	20.62
($Cdn/lb)	39.64	26.62	41.68	24.72
Sales volume (million lbs)[1]	5.5	9.0	30.2	32.1
Production volume (million lbs)	5.6	5.4	19.8	20.9

[1]	Revenue on 2.6 million pounds previously deferred due to standby product loans was recognized in 2007 as a result of the cancellation of two of the product loan agreements.
Uranium Results
For the fourth quarter of 2007, revenue from our uranium business decreased by $23 million to $219 million compared to the same period in 2006 due to a 39% decrease in reported sales volumes. The impact of the lower sales volumes was largely offset by a 49% increase in the average realized price.
Our earnings before taxes from the uranium business increased to $63 million, from $49 million in the fourth quarter of last year.
For the year 2007, revenue from our uranium business rose by 58% over 2006 to $1,269 million due to a 69% increase in the Canadian dollar realized selling price. Reported sales volumes were 6% lower than in 2006.
Our earnings before taxes from the uranium business increased to $572 million, from $181 million in 2006, primarily as a result of the rise in the realized price.
Uranium Production

Cameco’s share of	Three months ended		Year ended
production (million lbs	December 31		December 31
U3O8	2007	2006	2007	2006
McArthur River/Key Lake	3.9	3.2	13.1	13.1
Rabbit Lake	1.0	1.4	4.0	5.1
Smith Ranch/ Highland	0.5	0.6	2.0	2.0
Crow Butte	0.2	0.2	0.7	0.7
Total[1]	5.6	5.4	19.8	20.9

[1]	These quantities do not include Inkai production, as the mine is not yet in commercial operation.

FUEL SERVICES
Highlights

	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
Revenue ($ millions)	77	83	239	224
Earnings before taxes ($ millions)	(36)	11	(27)	22
Sales volume (million kgU)[1]	6.4	6.7	17.0	18.5
Production volume (million kgU) [2]	1.7	5.2	12.9	15.4

[1]	Kilograms of uranium (kgU)

[2]	Production volume includes UF6, UO2, fuel fabrication, and UF6 supply from Springfields Fuels Ltd. (SFL).
Fuel Services Results
In the fourth quarter of 2007, revenue from our fuel services business was $77 million, a decrease of $6 million compared to the same period in 2006 due to a 4% decrease in reported sales volumes and a 6% decline in the average realized price.
In the fourth quarter of 2007, the company recorded a loss before taxes in fuel services of $36 million compared to earnings of $11 million in 2006. Contributing to the loss was a 58% increase in cost of products and services sold, which was impacted predominately by the shutdown of the Port Hope UF6 conversion plant. During the quarter, the company recognized expenses of $14 million for the cleanup of the contaminated soil at the Port Hope UF6 plant.
In 2007, revenue from our fuel services business was $239 million, an increase of $15 million compared to 2006, as the impact of a decline in reported sales volumes was offset by an increase in the realized price.
In 2007, the company recorded a loss before taxes in fuel services of $27 million, compared to earnings of $22 million in 2006.
Cameco’s Port Hope fuel services production and SFL supply totalled 1.7 million kgU in the fourth quarter of 2007 compared to 5.2 million kgU in the fourth quarter of 2006. Suspension of UF6 production at Port Hope continued in the fourth quarter as work progressed to determine the extent of subsurface contamination, assess possible methods of managing it, and determine how to prevent future contamination. Fuel services production and SFL supply for 2007 were 12.9 million kgU compared to 15.4 million kgU for 2006.
The shutdown of the Port Hope UF6 plant impacted UO3 production in 2007. The Blind River refinery produced 1.1 million kgU as UO3 in the fourth quarter of 2007. Total UO3 production for 2007 was 9.5 million kgU compared to 17.2 million kgU in 2006.

NUCLEAR ELECTRICITY GENERATION
Highlights
Cameco owns 31.6% of the Bruce Power Limited Partnership (BPLP). During the fourth quarter, Cameco’s pre-tax earnings from BPLP amounted to $46 million compared to $13 million over the same period in 2006. This increase in 2007 was due to improved generation, slightly higher realized prices and lower operating costs in the quarter. BPLP also distributed $185 million to the partners in the fourth quarter, with Cameco’s share being $58 million.
BPLP achieved a capacity factor of 93% in the fourth quarter of 2007, compared to 85% in the same period of 2006.
For the year, Cameco’s earnings before tax from BPLP amounted to $137 million compared to $128 million in 2006. The higher earnings are a result of higher realized prices and gains recorded on fair value changes of sales contracts, offset by lower electricity generation and higher operating costs.
In 2007, the BPLP units achieved a capacity factor of 89%, compared with 91% last year.
GOLD
Cameco owns approximately 53% of Centerra Gold Inc., which owns and operates two gold mines.
Highlights

	Three months ended		Year ended
	December 31		December 31
	2007	2006	2007	2006
Revenue ($ millions)	88	100	405	414
Realized price (US$/ounce)	789	604	691	597
Sales volume (ounces)	113,000	146,000	541,000	610,000
Gold production (ounces) [1]	133,000	142,000	555,000	586,000

[1]	Represents 100% of production from the Kumtor and Boroo gold mines.
For the three months ended December 31, 2007, revenue from our gold business decreased by $12 million to $88 million compared to the fourth quarter of 2006. The decline in revenue was due to lower sales, partially offset by an improved realized gold price.
For the year ended December 31, 2007, revenue from our gold business decreased by $9 million to $405 million compared to 2006. The decline in revenue was due to lower sales, which more than offset the benefit of a higher realized price.
Political Update
The political situation in the Kyrgyz Republic continues to evolve.
Ratification and approval of the agreements, which are expected to provide additional business certainty for mining operations at Kumtor, further align the interests of the government of the Kyrgyz Republic, Cameco and Centerra, and support Centerra’s growth plans, were suspended following dismissal of the Parliament on October 22, 2007. A new Parliament was formed following elections on December 16, 2007 and the new Parliament began its regular business activities in 2008. As part of its agenda, the Parliament will address these agreements. The parties have begun work on final definitive agreements. As announced earlier, the deadline for closing transactions was extended to February 15, 2008. These agreements are subject to a number of conditions including the approval by Parliament of the Kyrgyz Republic. There can be no assurance that parliamentary approval will be received or that the other conditions will be satisfied.
Recent media reports indicated that Centerra’s Kumtor mine is under an investigation for tax evasion in Kyrgyzstan. Centerra has reported that it is unaware of any criminal tax evasion investigation against it or its subsidiary Kumtor Gold Company (KGC) and has received no notification from Kyrgyz officials of such an investigation. The Kyrgyz Republic State Tax Inspectorate has recently completed audits on KGC for 2003 and 2004 and no material disagreement regarding taxes payable by KGC was identified. KGC continues to pay all taxes in accordance with local laws and its investment agreement and believes there is no basis for the reported investigation.
CONSOLIDATED OUTLOOK FOR 2008
In 2008, Cameco expects consolidated revenue from its nuclear fuel and electricity businesses to increase by about 3% to 10% over 2007, due largely to expected higher revenue from the uranium business. Gold revenue is excluded from this forecast, as Cameco will equity account for Centerra’s results instead of consolidating them once Cameco’s ownership in Centerra falls below 50%. We expect this to occur once the pending transaction with the Kyrygz government is completed.
Administration costs, excluding stock-based compensation, are projected to be 10% to 15% greater than in 2007. The increase reflects anticipated growth in the workforce, and costs to maintain the workforce. Uranium exploration costs are expected to range from $50 million to $55 million in 2008.
For 2008, the effective tax rate is expected to be in the range of 10% to 15% compared to approximately 7% in 2007. The rate for 2007 is calculated on adjusted net earnings.
Our US dollar hedge position declined from $2.2 billion (US) at September 30, 2007 to $1.9 billion (US) at year end. The average effective exchange rate at December 31, 2007 was $1.11 US/Cdn, which includes the impact of deferred revenue of $80 million. Our mark-to-market balance at December 31, 2007 was $140 million.
At December 31, 2007, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $5 million (Cdn) related to unhedged exposures and about $2 million (Cdn) decrease/increase related to mark-to-market exposure on hedges that do not qualify for hedge accounting. Going forward, we expect to continue to reduce our US dollar hedge position.

In 2008, we expect total capital expenditures to increase by 77% to $534 million (this estimate does not include Bruce Power or Centerra capital expenditures). The increase is largely the result of higher sustaining capital expenditures for the revitalization programs at Key Lake and well field expansions at the US ISR operations. Sustaining capital expenditures will also increase at fuel services to improve production processes and meet new regulatory requirements.

Capital Expenditures
(Cameco's share in $ millions)	2008 Plan	2007 Actual
Growth Capital
Cigar Lake	$108	$69
Inkai	27	31
Rabbit Lake	19	—
Fuel Services	12	—

Total Growth	$166	$100

Sustaining Capital
McArthur River/Key Lake	$164	$77
US ISR	53	28
Rabbit Lake	33	34
Fuel Services	56	26
Other	23	6

Total Sustaining	$329	$171

Capitalized interest	39	31

Total Uranium & Fuel Services	$534	$302

Bruce Power (BPLP)[1]	$39	$31

Gold[2]	$68	$132

[1]	Reflects Cameco’s 31.6% share of expenditures and expected to be funded by BPLP

[2]	Represents 100% of Centerra’s expenditures and expected to be funded by Centerra
Cameco expects that funding of the uranium and fuel services projects will come entirely from operating cash flows and existing credit facilities.
This consolidated outlook for 2008 is forward-looking information and is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”, and the particular assumptions and material risk factors relating to each of our business segments that are discussed following the outlook for that segment presented below.
URANIUM OUTLOOK FOR 2008
In 2008, reported uranium sales quantities are expected to total 31 million to 33 million pounds U3O8. We expect our reported revenue to be about 5% to 15% greater than in 2007, due to the expected increase in both reported sales volume and realized price, based on an estimated spot price of $75.00 (US) per pound, reflecting the Ux Consulting (UxC) spot price as of February 4, 2008. Changes in the uranium spot price will impact the prices we realize under our contracts.
Cameco’s share of uranium production for 2008 is projected to total about 21 million pounds of U3O8, up slightly compared to 2007 due to the anticipated start of commercial production at Inkai.

The unit cost of product sold is projected to increase by 5% to 10% as a result of higher royalty costs and increased production costs expected in 2008.
For 2008, a $10.00 (US) per pound change in the uranium spot price from $75.00 (US) per pound (reflecting the UxC spot price at February 4, 2008) would change revenue by $67 million (Cdn) and net earnings by $48 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.04 (Cdn) as a result of our currency hedge program.
This uranium business outlook for 2008 is forward-looking information and is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially, which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that there will be no significant changes in sales volumes, purchases and prices, and that there will be no disruption or reduction of supply from our facilities or third-party sources other than as disclosed. We have also assumed a uranium spot price of $75.00 (US) per pound reflecting the UxC spot price as of February 4, 2008. Material risk factors that could cause actual results to differ materially include significant adverse changes in sales volumes, purchases and prices, and the actual occurrence of additional supply disruptions or reductions.
Uranium Price Sensitivity (2008 to 2012)
The table below shows an indicative range of average prices that Cameco would expect to realize under its sales portfolio at this time. The prices shown in the table are intended to provide the reader with a general indication of how Cameco’s expected realized prices for uranium may tend to vary with changes in spot market prices. This information will change as Cameco enters into new contracts. Due to the number of variables affecting Cameco’s realized prices, we have made a simplifying assumption regarding spot prices. We set the spot price at the levels noted and calculated our expected realized prices accordingly. For example, under the $80 (US) spot price scenario, the calculation of realized prices assumes the spot price reaches $80 (US) at January 1, 2008 and remains at that level through 2012. Each column in the table should be read assuming the column header spot price remains constant for the entire five-year period. Actual realized prices in any given year will differ from what is shown in the table due to the fact that we are continually signing new contracts, with first deliveries beginning as far out as five years after contract signing.
We presented a similar table in our 2007 third quarter MD&A containing an indicative range of average prices for the years 2013 through 2017. However, as expected price estimates become increasingly more uncertain as they extend further into the future, we believe that it is appropriate to limit the information contained in this table to a five-year period. As such, we have decided to withdraw the information contained in the table for the years 2013 through 2017. Accordingly, information previously presented for those years should no longer be relied upon as that information was based upon a number of assumptions which may not still be valid and will not be updated, including the composition of Cameco’s uranium contract portfolio which changes as Cameco enters into new contracts.
As shown in the table, in the $20.00 (US) scenario, Cameco would expect the average realized price to exceed the spot price over the next five years, reaching almost double the spot price by 2012. In the $140.00 (US) scenario, Cameco would achieve average realized prices of more than 60% of the spot price by 2012. These prices are in current dollars, which are dollars in the year they are actually received or paid.

It is useful to provide an overview of the changes in expected realized prices in 2008 compared to the information published in the third quarter of 2007. The general trend is an increase in the expected realized prices at a spot price of $100 or less. This is largely due to recent changes in scheduled deliveries for 2008, including some deliveries rescheduled into 2008 from 2007.
Cameco Expected Average Realized Uranium Price (Rounded to the nearest $1.00)
Current US $/lb U3O8

	$20	$40	$60	$80	$100	$120	$140

2008	$28	$33	$38	$42	$47	$51	$55

2009	$27	$33	$39	$43	$48	$53	$58

2010	$33	$39	$47	$53	$60	$67	$74

2011	$38	$42	$50	$56	$63	$69	$76

2012	$39	$42	$51	$59	$67	$76	$85

This price table is forward-looking information and is based upon the following key assumptions:
•	sales volume of 33 million pounds for 2008 (which has been adjusted for the accounting requirements of the loan agreements) and a sales volume of about 30 million pounds for each year thereafter. Variations in our actual sales volume could lead to materially different results;

•	utilities take the maximum quantities allowed under their contracts, which is subject to the risk that they take lower quantities resulting in materially different realized prices;

•	Cameco defers a portion of deliveries under contract for 2009 through 2011 as a result of exercising its rights under supply interruption provisions. No significant changes to the above estimate of average realized prices can be expected as a result of this decision;

•	all volumes for which there are no existing sales commitments are assumed to be delivered at the spot price assumed for each scenario, which is subject to the risk that sales are at prices other than spot prices which could result in materially different realized prices;

•	the average long-term price indicator in a given year is assumed to be equal to the average spot price for that entire year. Fluctuations in the spot price or the long-term price, during the course of a year could lead to materially different results; and

•	an inflation rate of 2.5%; variations in the inflation rate could have a material impact on actual results.
The assumptions stated above, including our annual sales volumes and the price realized from them, are made solely for the purpose of the foregoing price table and do not necessarily reflect our views of anticipated results.
Uranium Production Outlook
We are providing an update for our near-term production outlook in the table below.
Cameco’s Share of Production (million pounds U3O8) Excluding Cigar Lake1

Current Forecast	2008	2009	2010	2011	2012
McArthur River/Key Lake [2]	13.1	13.1	13.1	13.1	13.1

Rabbit Lake [3]	3.6	3.2	1.8	3.1	2.4

US ISR[4]	2.7	2.8	3.6	4.8	4.8

Inkai	1.2	2.9	3.0	3.0	3.0

Total*	20.6	22.0	21.5	24.0	23.3

*	While a single estimate has been included for each year of the production outlook, actual production may differ from estimates as forecasting production is inherently uncertain.

[1]	A revised production forecast for Cigar Lake will be provided after the mine has been dewatered and the condition of the underground development has been assessed.

[2]	Cameco has applied to increase its licensed capacity from 18.7 million pounds to 22 million pounds (Cameco’s share 70%), but is awaiting regulatory approval. Until approval has been received, the production forecast has been left at the current licensed capacity. Once approval has been received, it is expected to take about two years to rampup production to a sustained higher level. (See discussion in the “Uranium Operations Update” section of the third quarter MD&A under the heading “McArthur River/Key Lake”).

[3]	The Rabbit Lake production forecast is based on proven and probable reserves as well as blending lower-grade material. We are optimistic that some of the existing resources will be reclassified as reserves and add to production in the latter years. In addition, ongoing mine planning will focus on identifying means of smoothing the production profile in future years.

[4]	Refers to Cameco’s Smith Ranch-Highland and Crow Butte ISR operations in the US.
Cameco also purchases uranium derived from blended-down Russian highly enriched uranium (HEU) from Techsnabexport (Tenex). These purchases total about 7 million pounds uranium equivalent annually until 2013. As previously announced, Tenex has asked Cameco and its partners to consider a new pricing structure to share in the improved uranium market prices for the last few years of the remaining six years of the agreement. We expect to begin discussions early this year.
The current uranium production and HEU purchase forecast noted above for the company are forward-looking information. This forward-looking information is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that:
•	the company’s forecast production for each operation is achieved;

•	the company’s schedule for the development and rampup of production from Inkai is achieved, which requires, among other things, resolution of the issues surrounding acid availability required for mining;

•	the successful transition between zones at McArthur River beginning in 2009;

•	the company is able to obtain or maintain the necessary permits and approvals from government authorities to achieve the forecast production;

•	there is no disruption in production due to natural phenomena, labour disputes or other development and operation risks; and

•	the HEU supplier complies with its delivery commitments.
Material risk factors that could cause actual results to differ materially include our inability to achieve forecast production levels for each operation; our development and rampup of production from Inkai does not proceed as anticipated; the transition between zones at McArthur River is not successful; the inability to obtain or maintain necessary permits or government approvals; a disruption or reduction in production or the failure of the HEU supplier to comply with its delivery commitments. No assurance can be given that the indicated quantities will be produced or purchased. Expected future production estimates are inherently uncertain, particularly in the latter years of the forecast, and could materially change over time.
FUEL SERVICES OUTLOOK FOR 2008
Cameco expects 2008 revenue from the fuel services business to be 5% to 10% less than that reported in 2007. The average realized selling price for our fuel services products is expected to increase modestly, while the reported sales volumes are expected to be 5% to 10% lower than those reported in 2007.
Fuel services production at Port Hope and SFL supply are expected to total between 9 and 12 million kgU in 2008.
This fuel services business outlook for 2008 is forward-looking information and is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially, which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that there will be no significant changes in sales volumes, purchases and prices, and that there will be no disruption or reduction of supply from our facilities or third-party sources other than as disclosed. We have also assumed the successful restart and rampup of the Port Hope UF6 plant. Material risk factors that could cause actual results to differ materially include significant adverse changes in sales volumes, purchases and prices, the actual occurrence of additional supply disruptions and the unsuccessful restart and/or rampup of the Port Hope UF6 plant.

BPLP’S OUTLOOK FOR 2008
For 2008, we anticipate BPLP revenue to be 5% to 10% higher than in 2007 due to higher generation and expected realized prices, which are made up of fixed contract prices and Ontario spot market electricity prices. In 2007, the average realized price was $52 per MWh.
In 2008, capacity factors for the B units are expected to average about 91%.
For 2008, the average unit cost (net of cost recoveries) is expected to remain at about $35 per MWh. Total operating costs are expected to rise by 3% in 2008 over 2007. The increase is due primarily to a rise in fuel costs.
For 2008, BPLP has about 10 TWh under contract, which would represent about 40% of Bruce B generation at its planned capacity factor. For 2008, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $3 million.
This 2008 outlook for BPLP is forward-looking information and is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially, which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that the B units will achieve their targeted capacity factor and that there will be no significant changes in costs and prices. Material risk factors that could cause actual results to differ materially include the failure of the B units to achieve their targeted capacity factor, and the occurrence of significant adverse changes in costs and prices.
GOLD OUTLOOK FOR 2008
Overall, 2008 production, on a 100% basis, is expected to range between 770,000 and 830,000 ounces of gold, more than 40% higher than 2007 production levels.
This outlook for the gold segment of our business is forward-looking information and is based upon the key assumptions and subject to the material risk factors that could cause results to differ materially, which are discussed under the heading “Caution Regarding Forward-Looking Information and Statements”. In particular, we have assumed that Centerra’s production forecast is achieved. Material risk factors that could cause actual results to differ materially include a failure by Centerra to achieve its production forecast.
COMPANY UPDATES
Cigar Lake
Site crews at Cigar Lake continue to make progress on the remediation plan following a rock fall that caused a flood of the underground development in October 2006. Construction was about 60% complete at that time.
We believe that the water inflow area has been essentially sealed off. The concrete barrier in the tunnel immediately adjacent to the rockfall and the injection of cement and grout into the rock around the area are essentially complete. Before the end of February 2008, we expect to conduct the first test of the effectiveness of the seal by pumping water from the shaft down to approximately 100 metres below surface and measuring the rate at which water flows back into the shaft. The seal will be considered effective if the total minewater inflow is limited to a rate considered safe for mine re-entry.
Prior to dewatering the underground development, we need to complete an assessment to determine if depressurization, reinforcement or other precautionary measures are necessary in two other areas of the mine. We anticipate results from this assessment in the first quarter of 2008 and can then determine if additional remediation is required.

Cameco is also undertaking further assessment around the partially completed second shaft to gather more detailed images of the structures and geology to better facilitate the mine remediation and future mine planning. We are targeting substantial completion of this assessment in the first half of 2008.
In addition to the technical work, we need to complete the corrective actions from the root cause investigation before applying for regulatory approval to dewater the mine. As previously announced, we anticipate dewatering in the second half of 2008.
Construction on the ventilation fans on surface, the slurry load-out facilities and surface pipelines is currently underway at the site.
As previously announced, we anticipate production startup to be 2011 at the earliest. We will be able to provide a firmer production startup date after the mine has been dewatered, the condition of the underground development has been assessed and the findings incorporated in the new mine development and production plans.
The above Cigar Lake expected production date and certain other statements regarding our plans and expectations for the resumption of production are forward-looking information and are based upon the following key assumptions and subject to the following factors that could cause results to differ materially:
•	we have assumed the success and timely completion of our dewatering and remediation efforts (including favourable results of geotechnical assessments), which are subject to the risk that they do not succeed as anticipated or take longer to complete than anticipated;

•	our ability to obtain and comply with the terms of, and the timing of, various regulatory approvals, which are subject to the risk of taking longer to obtain than anticipated, or our inability to comply with their terms; and

•	our expectation regarding the condition of the existing underground workings is correct, which is subject to the risk that actual conditions prove to be worse.
We have also assumed that there are no further disruptions to our dewatering and other remediation plans, but we are subject to the risk of delays arising from natural phenomena, such as fires, floods or cave-ins; the occurrence of another water inflow at Cigar Lake; failure of our radiation protection plans, labour disputes, litigation or arbitration proceedings; delays in obtaining or failure to procure the required equipment, operating parts and supplies; equipment failure; unexpected geological or hydrological conditions, and adverse ground conditions.
If actual results differ materially from the assumptions set out above or if any of the material risk factors above occur, the target date for the completion of dewatering Cigar Lake, and its production restart date, may differ materially from the expected dates that are stated above.
Inkai
The Inkai test mine produced about 0.6 million pounds in 2007 (Cameco’s share 0.4 million pounds). Due to restricted acid supply, KazAtomProm, Cameco’s state-owned joint venture partner in Inkai, continues to allot less acid than required to Inkai and other ISR operations in Kazakhstan. These lower allotments are expected to continue through to at least the second quarter of 2008. Inkai is making progress on alternative supply options and expects to have sufficient quantities to acidify its wellfields in February 2008 as planned. The restricted acid supply is expected to impact the assumed rate of rampup of production in 2008.
QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

Qualified Persons	Properties
• David Bronkhorst, general manager, McArthur River operation, Cameco	McArthur River/Key Lake

• Les Yesnik, general manager, Key Lake operation, Cameco

• C. Scott Bishop, chief mine engineer, Cigar Lake project, Cameco	Cigar Lake

• Ian Atkinson, vice-president, exploration, Centerra Gold Inc.	Kumtor
USE OF NON-GAAP FINANCIAL MEASURES
Adjusted net earnings, a non-GAAP measure, should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP. Consolidated net earnings are adjusted in order to provide a more meaningful basis for period-to-period comparisons of the financial results. The following table outlines the adjustment to net earnings.
Adjusted Net Earnings

	Three months ended		Year ended
($ millions)	December 31		December 31
	2007	2006	2007	2006
Net earnings (per GAAP)	$61	$40	$416	$376

Adjustments

Agreement with Kyrgyzstan	28	—	153	—

Stock option plan amendment	—	—	59	—

Change in income tax rates	(25)	—	(25)	(73)

Gain on sale of interest in Fort à la Corne	—	—	—	(29)

Adjusted net earnings	$64	$40	$603	$274

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
Statements contained in this news release which are not current statements or historical facts are “forward-looking information” (as defined under Canadian securities laws) and “forward-looking statements” (as defined in the U.S. Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: our expected consolidated outlook for 2008, our uranium outlook for 2008, uranium price sensitivity for 2008 through 2012, our uranium production outlook for 2008 through 2012, our fuel services outlook for 2008, the BPLP outlook for 2008, the gold outlook for 2008, and the expected dates for the completion of dewatering and resumption of production at Cigar Lake.

The material risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this news release and the material risk factors or assumptions that were used to develop them include, without limitation: our assumptions regarding production levels, sales volumes, purchases and prices, which are subject to the risk of being materially lower than anticipated; the risk of volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold, which we have assumed will remain relatively constant; the assumption regarding the B units of BPLP reaching their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices, and the risk that those assumptions vary adversely; the risk of significant increases in competition levels, which we have assumed will remain constant or decline; the risk of material adverse changes in foreign currency exchange rates and interest rates, which we have assumed will remain constant or improve in our favour; our assumptions regarding production, decommissioning, reclamation, reserve and tax estimates, and the risk that our assumptions are incorrect; the risk of material litigation or arbitration proceedings (including as the result of disputes with joint venture partners) and the adverse outcome of such proceedings, which we have assumed will not occur; the risk we may not be able to enforce legal rights which we have assumed to be enforceable; our assumption that there are no material defects in title to properties, and the risk that such defects occur; environmental and safety risks including increased regulatory burdens and long-term waste disposal, which we have assumed will not adversely affect us; unexpected or challenging geological, hydrological or mining conditions which deviate significantly from our assumptions regarding those conditions; political risks arising from operating in certain developing countries, including the risks of terrorism and sabotage, which we have assumed will not occur; the risk of adverse changes in government legislation, regulations and policies, which we have assumed will not occur; the assumed demand level for nuclear power and the risk that the actual demand level will be significantly lower; the risk of uranium and conversion service providers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto, which we have assumed will not occur; failure to obtain or maintain necessary permits and approvals from government authorities, which we have assumed may be obtained and maintained; the risk of natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins, which we have assumed will not occur; our assumptions regarding the ability of the company’s and customers’ facilities to operate without disruption, including as a result of strikes or lockouts, and the risk that such disruptions may occur; assumptions regarding the availability of reagents and supplies critical to production, and the risk that they may not be available; our assumed level of electrical production, and the risk that actual levels may be lower due to planned outages extending beyond their scheduled periods or unplanned outages; assumptions regarding uranium spot prices, gold spot prices and the US/Canadian spot exchange rate, which are subject to the risk of fluctuations that would be materially adverse to us; the assumptions and risk factors regarding uranium price sensitivity set out under the heading “Uranium Outlook for 2008 — Uranium Price Sensitivity (2008 to 2012)” and regarding uranium production outlook set out under the heading “Uranium Outlook for 2008 — Uranium Production Outlook”; the success and timely completion of planned development and remediation projects, including the risk factors and assumptions discussed above under the headings “Company Updates — Cigar Lake” and the risk of delay or ultimate lack of success; and other development and operating risks.
There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the material risk factors that could affect Cameco. Additional risk factors are noted elsewhere in this news release, in Cameco’s current annual information form and in Cameco’s current annual MD&A.
The forward-looking information and statements included in this news release represent Cameco’s views as of the date of this news release and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this news release about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s shareholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could vary, or differ materially, from those anticipated in them. Accordingly, readers of this new release should not place undue reliance on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2008 involve greater risks and require longer-term assumptions and estimates than those for 2008, and are consequently subject to greater uncertainty. Therefore, the reader is especially cautioned not to place undue reliance on such long-term forward-looking information and statements.

QUARTERLY DIVIDEND NOTICE
Cameco announced today that the company’s board of directors approved a quarterly dividend of $0.06 per share on the outstanding common shares of the corporation that is payable on April 15, 2008, to shareholders of record at the close of business on March 31, 2008.
CONFERENCE CALL
Cameco invites you to join its fourth quarter conference call on Wednesday, February 6, 2008 at 2:00 p.m. Eastern time (1:00 p.m. Saskatoon time).
The call will be open to all investors and the media. To join the conference on Wednesday, February 6, please dial (416) 641-6143 or (866) 300-7687 (Canada and US). An audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and

•	on post view until midnight, Eastern time, Thursday, March 6, 2008 by calling (416) 695-5800 or (800) 408-3053 (passcode 3248042 #).
ADDITIONAL INFORMATION
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
PROFILE
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a limited partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
- End -

Investor & media inquiries:	Alice Wong (306) 956-6337

Investor inquiries:	Bob Lillie (306) 956-6639

Media inquiries:	Lyle Krahn (306) 956-6316

Cameco Corporation
Highlights
(Unaudited)

	Three Months Ended		Year Ended
	Dec 31/07	Dec 31/06	Dec 31/07	Dec 31/06

Financial (in millions)
Revenue	$494	$512	$2,310	$1,832
Earnings from operations	68	36	475	335
Net earnings	61	40	416	376
Adjusted net earnings(i)	64	40	603	274
Cash provided by operations	57	13	801	418
Working capital (end of period)			607	853
Net debt to capitalization			18%	12%

Per common share
Net earnings — Basic	$0.18	$0.11	$1.18	$1.07
- Diluted	0.17	0.11	1.13	1.02
- Diluted, adjusted (i)	0.18	0.11	1.63	0.75
Dividend	0.05	0.04	0.20	0.16

Weighted average number of paid common shares outstanding (in thousands)	345,550	352,172	351,175	351,224

Average uranium spot price for the period (US$/lb)	$90.00	$65.21	$99.29	$49.60

Sales volumes
Uranium (in thousands lbs U3O8)	5,477	9,021	30,186	32,073
Fuel services (tU)	6,360	6,676	16,958	18,539
Gold (troy ounces)	113,000	146,000	541,000	610,000
Electricity (TWh)	2.1	2.0	8.0	8.2
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco's	Three Months Ended		Year Ended
Cameco Production	Share	Dec 31/07	Dec 31/06	Dec 31/07	Dec 31/06

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,869	3,194	13,064	13,066
Rabbit Lake	100.0%	980	1,393	4,013	5,127
Crow Butte	100.0%	176	186	729	729
Smith Ranch Highland	100.0%	485	618	1,984	2,044

Total		5,510	5,391	19,790	20,966

Fuel services (tU)(ii)	100.0%	1,727	5,227	12,901	15,408

Gold (troy ounces)
Kumtor	100.0%	74,000	62,000	301,000	303,000
Boroo	100.0%	59,000	80,000	254,000	283,000

Total		133,000	142,000	555,000	586,000

(i)	Net earnings for the year ended December 31, 2007, have been adjusted to exclude charges of $59 million ($0.16 per share diluted) related to the stock compensation transition to cash settlement and $153 million ($0.41 per share diluted) related to the restructuring of Centerra as well as a $25 million ($0.07 per share diluted) recovery of taxes due to tax legislation changes enacted by the federal government. Net earnings for the year ended December 31, 2006, have been adjusted to exclude $73 million ($0.19 per share diluted) in net earnings related to the recovery of taxes due to tax legislation changes enacted by the provincial and federal governments as well as $29 million ($0.08 per share diluted) in net earnings related to a gain on sale of our interest in the Fort a la Corne Joint Venture. Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of these items provides a more meaningful basis for period-to-period comparisons of the company’s financial results.

(ii)	Includes toll conversion supplied by Springfields Fuels Ltd.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Year Ended
	Dec 31/07	Dec 31/06	Dec 31/07	Dec 31/06

Revenue from
Products and services	$493,918	$512,069	$2,309,741	$1,831,690

Expenses
Products and services sold	325,015	334,984	1,211,664	1,127,772
Depreciation, depletion and reclamation	56,672	58,642	225,539	199,665
Administration	15,333	43,813	127,229	143,014
Exploration	17,067	14,686	66,813	58,152
Research and development	841	799	3,609	2,682
Interest and other [note 8]	(2,319)	2,576	(32,673)	(3,708)
Cigar Lake remediation	6,094	20,559	29,403	20,559
Restructuring of gold business [note 16]	8,000	—	113,000	—
Stock option plan amendment [note 13]	—	—	94,175	—
Loss (gain) on sale of assets [note 9]	(927)	458	(4,028)	(51,826)

	425,776	476,517	1,834,731	1,496,310

Earnings from operations	68,142	35,552	475,010	335,380
Other income (expense) [note 10]	(973)	(744)	(9,078)	10,046

Earnings before income taxes and minority interest	67,169	34,808	465,932	345,426

Income tax expense (recovery) [note 11]	(1,724)	(8,540)	29,468	(68,843)
Minority interest	7,395	3,008	20,352	38,554

Net earnings	$61,498	$40,340	$416,112	$375,715

Basic earnings per common share [note 12]	$0.18	$0.11	$1.18	$1.07

Diluted earnings per common share [note 12]	$0.17	$0.11	$1.13	$1.02

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
($Cdn Thousands)

	As At
	Dec 31/07	Dec 31/06

Assets
Current assets
Cash and cash equivalents	$131,932	$334,089
Accounts receivable	347,097	402,847
Inventories	437,487	416,479
Supplies and prepaid expenses	210,464	191,831
Current portion of long-term receivables, investments and other [note 4]	164,164	9,178

	1,291,144	1,354,424
Property, plant and equipment	3,546,162	3,312,152
Long-term receivables, investments and other [note 4]	387,304	293,714
Goodwill	146,772	180,139

	4,080,238	3,786,005

Total assets	$5,371,382	$5,140,429

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$541,283	$392,679
Dividends payable	17,220	14,092
Current portion of long-term debt	8,816	7,900
Current portion of other liabilities [note 5]	32,492	40,737
Future income taxes	84,653	46,289

	684,464	501,697

Long-term debt [note 6]	717,130	696,691
Provision for reclamation	284,673	228,496
Other liabilities [note 5]	258,511	232,641
Future income taxes	246,936	339,451

	2,191,714	1,998,976

Minority interest	435,807	400,071

Shareholders’ equity
Share capital	819,268	812,769
Contributed surplus	119,531	540,173
Retained earnings	1,779,629	1,428,206
Accumulated other comprehensive income (loss)	25,433	(39,766)

	2,743,861	2,741,382

Total liabilities and shareholders’ equity	$5,371,382	$5,140,429

Commitments and contingencies [notes 16,17,18]
See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
($Cdn Thousands)

	Year Ended
	Dec 31/07	Dec 31/06

Share capital
Balance at beginning of period	$812,769	$779,420
Shares repurchased [note 7]	(22,750)	—
Stock option plan	29,249	33,285
Debenture conversions	—	64

Balance at end of period	$819,268	$812,769

Contributed surplus
Balance at beginning of period	$540,173	$529,245
Shares repurchased [note 7]	(406,577)	—
Stock option plan amendment [note 13]	(21,875)	—
Stock-based compensation	13,770	17,549
Options exercised	(5,960)	(6,612)
Debenture conversions	—	(9)

Balance at end of period	$119,531	$540,173

Retained earnings

Balance at beginning of period	$1,428,206	$1,108,748
Transition adjustment — financial instruments [note 1]	5,343	—
Net earnings	416,112	375,715
Dividends on common shares	(70,032)	(56,257)

Balance at end of period	$1,779,629	$1,428,206

Accumulated other comprehensive income (loss)

Balance at beginning of period [note 1]	$(39,766)	$(53,397)
Transition adjustment — financial instruments [note 1]	38,839	—
Other comprehensive income	26,360	13,631

Balance at end of period	$25,433	$(39,766)

Total retained earnings and accumulated other comprehensive income	$1,805,062	$1,388,440

Shareholders’ equity at end of period	$2,743,861	$2,741,382

Accumulated other comprehensive income (loss)

Balance at end of period consists of:
Unrealized foreign currency translation losses	$(150,935)	$(39,766)
Gains on derivatives designated as cash flow hedges	182,734	—
Unrealized loss on available-for-sale securities	(6,366)	—

Balance at end of period	$25,433	$(39,766)

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Year Ended
	Dec 31/07	Dec 31/06	Dec 31/07	Dec 31/06

Net earnings	$61,498	$40,340	$416,112	$375,715
Other comprehensive income (loss), net of taxes [note 11]
Unrealized foreign currency translation gains (losses)	9,658	37,780	(111,169)	13,631
Gains on derivatives designated as cash flow hedges	9,815	—	206,215	—
Gains on derivatives designated as cash flow hedges transferred to net earnings	(23,135)	—	(62,320)	—
Unrealized losses on assets available-for-sale	(773)	—	(6,366)	—

Other comprehensive income (loss)	(4,435)	37,780	26,360	13,631

Total comprehensive income	$57,063	$78,120	$442,472	$389,346

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Cash Flows
(Unaudited)
($Cdn Thousands)

	Three Months Ended		Year Ended
	Dec 31/07	Dec 31/06	Dec 31/07	Dec 31/06

Operating activities
Net earnings	$61,498	$40,340	$416,112	$375,715
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	56,672	58,642	225,539	199,665
Provision for future taxes [note 11]	(25,950)	(49,330)	(134,129)	(184,639)
Deferred charges (gains)	13,505	(3,793)	(18,441)	(43,449)
Unrealized losses (gains) on derivatives	1,487	9,702	(50,032)	10,400
Stock-based compensation [note 13]	5,567	2,995	13,770	17,549
Stock option plan amendment [note 13]	—	—	94,175	—
Loss (gain) on sale of assets [note 9]	(927)	458	(4,028)	(51,826)
Equity in loss of associated companies [note 10]	973	744	6,439	5,320
Restructuring of gold business [note 16]	8,000	—	113,000	—
Cigar Lake remediation	—	15,356	—	15,356
Minority interest	7,395	3,008	20,352	38,554
Other operating items [note 15]	(71,176)	(64,810)	117,969	35,375

Cash provided by operations	57,044	13,312	800,726	418,020

Investing activities
Acquisition of net business assets, net of cash acquired	—	—	—	(83,856)
Additions to property, plant and equipment	(135,461)	(148,576)	(494,473)	(459,559)
Increase in long-term receivables, investments and other	2,322	(2,562)	(38,167)	(29,687)
Proceeds on sale of property, plant and equipment	926	46	5,824	46,404

Cash used in investing	(132,213)	(151,092)	(526,816)	(526,698)

Financing activities
Shares repurchased [note 7]	(205,356)	—	(429,327)	—
Decrease in debt	(2,050)	(1,700)	(7,900)	(156,700)
Increase in debt	28,126	—	43,815	—
Issue of shares	215	1,882	23,289	27,058
Dividends	(17,447)	(14,084)	(66,906)	(52,660)

Cash used in financing	(196,512)	(13,902)	(437,029)	(182,302)

Decrease in cash during the period	(271,681)	(151,682)	(163,119)	(290,980)
Exchange rate changes on foreign currency cash balances	296	12,642	(39,038)	1,876
Cash and cash equivalents at beginning of period	403,317	473,129	334,089	623,193

Cash and cash equivalents at end of period*	$131,932	$334,089	$131,932	$334,089

Supplemental cash flow disclosure
Interest paid	$11,287	$11,334	$47,691	$53,551
Income taxes paid	$21,377	$22,659	$154,748	$115,352

*	As at December 31, 2007, our cash and cash equivalents balance consisted of $89,438 in cash and $42,494 in cash equivalents (primarily treasury bills). As at December 31, 2006 — $73,159 in cash and $260,930 in cash equivalents (primarily commercial paper).
See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements except for the recent accounting standards adopted described in (a). Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2006 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.

(a)	Financial Instruments — Recognition and Measurement, Hedges and Comprehensive Income

On January 1, 2007, Cameco adopted the standards issued by the Canadian Institute of Chartered Accountants (CICA) relating to financial instruments, hedges and other comprehensive income, as described in note 3(a) of the consolidated financial statements for the year ended December 31, 2006. In accordance with the new standards, prior periods have not been restated except for the new accounting policies affecting the cumulative translation account (note 1(a)(iv)).

On January 1, 2007, Cameco recognized all of its financial assets and liabilities in the consolidated balance sheets according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of accumulated other comprehensive income (AOCI), net of income taxes. Cameco has added two new statements to the consolidated financial statements entitled “Consolidated Statements of Shareholders’ Equity” and “Consolidated Statements of Comprehensive Income”.

(i)	Financial Assets and Financial Liabilities

All financial assets and liabilities will be carried at fair value in the consolidated balance sheets, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the consolidated statements of earnings. Unrealized gains and losses on financial assets that are available for sale will be reported in other comprehensive income (OCI) until realized, at which time they will be recorded in the consolidated statements of earnings. On transition, there was no impact to Cameco as the accounting was either unchanged or the area was not applicable at January 1, 2007.

Other significant accounting implications arising upon the adoption of the financial instrument standards includes the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost. On transition, there was no impact to Cameco on the amortization of these fees although applicable issue costs, which were previously recognized as deferred charges, were reclassified to their related financial liabilities. As a result, on transition Cameco recorded a net decrease in long-term receivables, investments and other of $7,372,000 and a decrease in long-term debt of $7,372,000.

Except as otherwise disclosed, the fair market value of Cameco’s financial assets and liabilities approximates the carrying amount as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(ii)	Financial Instruments — Risk Management

The majority of revenues at Cameco are derived from the sale of uranium products, electricity through its investment in Bruce Power L.P. (BPLP), and gold through its investment in Centerra Gold Inc. (Centerra). Cameco’s uranium product financial results are closely related to the long and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium inventory levels, and political and economic conditions in uranium producing and consuming countries. BPLP’s revenue from electricity is affected by changes in electricity prices associated with an open spot market for electricity in Ontario. Centerra’s gold revenue is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their level of gold held as reserves. Financial results for Cameco are also impacted by changes in foreign currency exchange rates and other operating risks. Finally, certain financial assets are subject to credit risks including cash and securities, accounts receivable, and commodity and currency instruments.

To mitigate risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. To mitigate risks associated with the fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges as disclosed in note 1(a)(iii) and note 3, derivatives.

To mitigate risks associated with foreign currency on its sale of uranium products, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency. The majority of the contracts qualify as a cash flow hedge as disclosed in note 1(a)(iii) and note 3, derivatives.

To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions. Sales of uranium products, with short payment terms, are made to customers that management believes are creditworthy.

(iii)	Hedge Accounting and Derivatives

The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that the offsetting gains, losses, revenues and expenses are recognized to net earnings in the same period or periods. When hedge accounting is appropriate, the hedging relationship will be designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

At the inception of a hedging relationship, Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the consolidated statements of earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in OCI until the hedged items are recognized in the consolidated statements of earnings.

At January 1, 2007, Cameco did not have any fair value hedges or hedges of net investments in self-sustaining foreign operations. Upon adoption of the new standards, Cameco measured its cash flow hedges at fair value, which resulted in a decrease in other liabilities of $1,444,000 and an increase in AOCI of $1,444,000 pre-tax. Cameco also recognized an increase in long-term receivables, investments and other of $54,567,000 and an increase of $54,567,000 in AOCI pre-tax for BPLP’s various energy and sales related cash flow hedges.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)

Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new standards, most embedded derivatives were not accounted for separately from the host instrument except in cases such as Cameco’s unsecured convertible debentures where the fair value of the option component was reflected separately in contributed surplus. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives within interest and other on the consolidated statements of earnings.

Upon adoption of the new standards, Cameco recognized embedded foreign currency derivatives on certain of its uranium products sales contracts. As a result, Cameco recorded a net increase in long-term receivables, investments and other of $8,348,000 and an increase of $8,348,000 in retained earnings pre-tax.

(iv)	Cumulative Translation Account

Prior to the adoption of the financial instrument standards at January 1, 2007, exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation were recorded in the cumulative translation account as a separate component of shareholders’ equity. Upon adoption of the new standards, the exchange gains and losses are to be recognized in a separate component of other comprehensive income with restatement of prior periods. The effect of the change in policy is to adjust the opening balance of AOCI by $53,397,000 and eliminate the cumulative translation account.

The following table summarizes the opening adjustments, gross and net of future income taxes, required to adopt the new standards:

	Retained Earnings		AOCI
(thousands)	Gross	Net	Gross	Net

Cash flow hedges	$—	$—	$56,011	$38,839
Recognition of embedded derivatives on sales contracts	8,348	5,343	—	—

Net	$8,348	$5,343	$56,011	$38,839

2.	Future Changes in Accounting Policy
(a)	Inventories

Effective January 1, 2008, Cameco will adopt the new Canadian standard, Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the International Accounting Standard Board’s recently amended standard IAS 2, Inventories.

The standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include: the elimination of the last in first out method (LIFO), the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

The adoption of this new standard is not expected to have a material impact on Cameco’s consolidated financial statements.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited
(b)	Financial Instruments — Disclosure and Presentation

Effective January 1, 2008, Cameco will adopt two new Canadian standards: Handbook Section 3862, Financial Instruments — Disclosures and Handbook Section 3863, Financial Instruments — Presentation. These sections replace Handbook Section 3861, Financial Instruments — Disclosures and Presentation, and enhance the users’ ability to evaluate the significance of financial instruments to an entity, related exposures and the management of these risks.

(c)	Capital Disclosures

Effective January 1, 2008, Cameco will adopt the new Canadian standard, Handbook Section 1535, Capital Disclosures. This section establishes standards for disclosure of both qualitative and quantitative information that enable users to evaluate the company’s objectives, policies and processes for managing capital.

3.	Derivatives

The following table summarizes the fair value of derivatives and classification on the December 31, 2007, balance sheet:

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$7,318	$7,185	$14,503
Foreign currency contracts	14,834	—	14,834
Cash flow hedges:
Foreign currency contracts	124,870	—	124,870
Energy and sales contracts	—	67,546	67,546

Net	$147,022	$74,731	$221,753

Classification:
Current portion of long-term receivables, investments and other [note 4]	$125,101	$35,839	$160,940
Long-term receivables, investments and other [note 4]	43,540	39,949	83,489
Current portion of other liabilities [note 5]	(17,213)	(448)	(17,661)
Other liabilities [note 5]	(4,406)	(609)	(5,015)

Net	$147,022	$74,731	$221,753

The following tables summarize different components of the (gains) and losses on derivatives:

For the three months ended December 31, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$2,922	$—	$2,922
Foreign currency contracts	(3,139)	—	(3,139)
Energy and sales contracts	—	(1,241)	(1,241)
Cash flow hedges:
Energy and sales contracts	—	(2,149)	(2,149)
Ongoing hedge inefficiency	1,676	—	1,676
Ineligible for hedge accounting	(2,459)	—	(2,459)

Net	$(1,000)	$(3,390)	$(4,390)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited

For the year ended December 31, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives — sales contracts	$(634)	$—	$(634)
Foreign currency contracts	(14,107)	—	(14,107)
Energy and sales contracts	—	(7,183)	(7,183)
Cash flow hedges:
Energy and sales contracts	—	(7,616)	(7,616)
Ongoing hedge inefficiency	(6,252)	—	(6,252)
Ineligible for hedge accounting	(17,814)	—	(17,814)

Net $	$(38,807)	$(14,799)	$(53,606)

Over the next twelve months, based on current exchange rates, Cameco expects an estimated $89,300,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco hedges its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.

Over the next twelve months, based on current prices, Cameco expects an estimated $33,200,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
4.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Dec 31/07	Dec 31/06

BPLP
Capital lease receivable from Bruce A L.P.	$97,328	$97,518
Derivatives [note 3]	75,788	—
Receivable from Ontario Power Generation	2,907	11,281
Accrued pension benefit asset	5,864	11,992
Kumtor Gold Company
Reclamation trust fund	4,795	6,999
Equity accounted investments
UNOR Inc. (market value $5,527)	7,790	8,893
UEX Corporation (market value $258,223)	14,153	19,151
Huron Wind (privately held)	2,174	2,340
Minergia S.A.C. (privately held)	683	—
Available-for-sale securities
Western Uranium Corporation	13,351	—
Cue Capital Corp.	6,751	—
Derivatives [note 3]	168,641	433
Deferred charges
Cost of sales	54,943	75,854
Debt issue costs [note 1]	—	7,372
Gold hedges	—	593
Advances receivable	57,739	46,094
Asset-backed commercial paper in default	8,000	—
Accrued pension benefit asset	5,874	7,889
Other	24,687	6,483

	551,468	302,892
Less current portion	(164,164)	(9,178)

Net	$387,304	$293,714

5.	Other Liabilities

	As At
(thousands)	Dec 31/07	Dec 31/06

Deferred sales	$113,461	$107,330
Derivatives [note 3]	21,619	10,127
Deferred currency hedges [note 1]	—	26,333
Accrued post-retirement benefit liability	13,143	12,166
Zircatec acquisition holdback	10,000	20,000
BPLP
Accrued post-retirement benefit liability	104,046	86,856
Derivatives [note 3]	1,057	—
Deferred revenue — electricity contracts	—	856
Other	27,677	9,710

	291,003	273,378
Less current portion	(32,492)	(40,737)

Net	$$258,511	$$232,641

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
6.	Long-Term Debt The fair value of the outstanding convertible debentures, based on the quoted market price of the debentures at December 31, 2007, was approximately $837,616,700.

Cameco has arranged for a standby product loan facility with one of its customers. The arrangement, which was finalized in 2006, allows Cameco to borrow up to 2,600,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,000,000 kilograms of uranium can be borrowed in the form of UF6. Under the loan facility, standby fees of 2.25% are payable based on the market value of the facility, and interest is payable on the market value of any amounts drawn at a rate of 4.0%. Any borrowings will be secured by letters of credit and are payable in kind.

The market value of the available facility is based on the quoted market price of the products at December 31, 2007 and was approximately $242,600,000 (US). As at December 31, 2007, the company did not have any loan amounts outstanding under the facility.

On January 29, 2008, Cameco gave notice of termination to the counterparty of the product loan arrangement. The loan facility will be terminated on April 1, 2008 and the associated letter of credit facilities were cancelled on January 31, 2008. Cameco will recognize previously deferred revenues and costs in its earnings for the first quarter of 2008.

Previously, Cameco had two other product loan arrangements with another one of its customers. These arrangements had allowed Cameco to borrow up to 2,960,000 pounds U3O8 equivalent. Of this material, up to 400,000 kilograms of uranium could be borrowed in the form of UF6. During 2007, Cameco terminated these two arrangements and cancelled the related letter of credit facilities.

7.	Share Capital
(a)	At December 31, 2007, there were 344,398,698 common shares outstanding.

(b)	Options in respect of 6,422,592 shares are outstanding under the stock option plan and are exercisable up to 2017. Upon exercise of certain existing options, additional options in respect of 15,300 shares would be granted. For the quarter ended December 31, 2007, 23,640 options were exercised (2006 — 189,740). For the year ended December 31, 2007, 1,681,366 options were exercised (2006 — 2,716,679).

(c)	On September 6, 2007, Cameco announced an open market share repurchase program for cancellation of up to 17,700,000 of its common shares, representing 5% of its common shares then outstanding. This repurchase program is authorized to be in effect until September 10, 2008. As at December 31, 2007, 9,575,300 shares had been repurchased under this program at a cost of $429,327,000 at an average share price of $44.84. The excess of the repurchase cost of these shares over their book value, amounting to $406,577,000, has been charged to contributed surplus.
8.	Interest and Other

	Three Months Ended		Year Ended
(thousands)	Dec 31/07	Dec 31/06	Dec 31/07	Dec 31/06

Interest on long-term debt	$12,076	$9,671	$42,743	$43,223
Other interest and financing charges	(278)	2,206	8,922	4,642
Write-down of investment in commercial paper	3,000	—	5,000	—
Interest income	(3,600)	(12,506)	(25,960)	(32,348)
Foreign exchange losses	(1,290)	1,139	20,955	1,413
Losses (gains) on derivatives	(4,390)	9,702	(53,606)	10,400
Capitalized interest	(7,837)	(7,636)	(30,727)	(31,038)

Net	$(2,319)	$2,576	$(32,673)	$(3,708)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
9. Loss (Gain) on Sale of Assets

	Three Months Ended		Year Ended
(thousands)	Dec 31/07	Dec 31/06	Dec 31/07	Dec 31/06

Sale of geological data	$(927)	$—	$(5,317)	$—
Interest in Fort a la Corne Joint Venture	—	—	—	(44,782)
Voting rights in Fort a la Corne Joint Venture	—	—	—	(5,889)
Other	—	458	1,289	(1,155)

Net	$(927)	$458	$(4,028)	$(51,826)

10. Other Income (Expense)

	Three Months Ended		Year Ended
(thousands)	Dec 31/07	Dec 31/06	Dec 31/07	Dec 31/06

Equity in loss of associated companies	$(973)	$(744)	$(6,439)	$(5,320)
Claim settlement [note 17(b)]	—	—	(3,175)	—
Insurance settlement (Kumtor)	—	—	—	15,366
Other	—	—	536	—

Net	$(973)	$(744)	$(9,078)	$10,046

11. Income Tax Expense (Recovery)

	Three Months Ended		Year Ended
(thousands)	Dec 31/07	Dec 31/06	Dec 31/07	Dec 31/06

Earnings before income taxes and minority interest
Canada	$(19,554)	$(60,773)	$(297,519)	$(17,703)
Foreign	86,723	95,583	763,451	363,129

	$67,169	$34,810	$465,932	$345,426

Current income taxes
Canada	$21,558	$28,820	$99,066	$91,730
Foreign	2,668	11,970	64,531	24,066

	$24,226	$40,790	$163,597	$115,796

Future income taxes
Canada	$(22,938)	$(37,157)	$(126,303)	$(167,189)
Foreign	(3,012)	(12,173)	(7,826)	(17,450)

	$(25,950)	$(49,330)	$(134,129)	$(184,639)

Income tax expense (recovery)	$(1,724)	$(8,540)	$29,468	$(68,843)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
In 2007, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 4% reduction in the general corporate income tax rate. The federal tax rate will decline in 2012 from 19% to 15%. This legislation was substantively enacted in 2007.
Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $25,400,000 in 2007.
During 2006, the federal and provincial governments enacted amendments to current tax legislation, which provided for a reduction in corporate tax rates. The cumulative effect of the change in income tax legislation on Cameco’s future income tax liability was a reduction of $73,000,000.
Other comprehensive income included on the consolidated statements of shareholders’ equity and the consolidated statements of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three
	Months
	Ended	Year Ended
(thousands)	Dec 31/07	Dec 31/07

Gains on derivatives designated as cash flow hedges	$(5,868)	$92,860
Gains on derivatives designated as cash flow hedges transferred to net earnings	(9,544)	(28,104)
Unrealized losses on assets available-for-sale	(140)	(1,152)

Total income tax expense included in OCI	$(15,552)	$63,604

12. Per Share Amounts

	Three Months Ended		Year Ended
(thousands)	Dec 31/07	Dec 31/06	Dec 31/07	Dec 31/06

Basic earnings per share computation

Net earnings	$61,496	$40,340	$416,112	$375,715

Weighted average common shares outstanding	345,550	352,172	351,175	351,224

Basic earnings per common share	$0.18	$0.11	$1.18	$1.07

Diluted earnings per share computation

Net earnings	$61,496	$40,340	$416,112	$375,715
Dilutive effect of:
Convertible debentures	2,429	2,268	9,624	8,992

Net earnings, assuming dilution	$63,925	$42,608	$425,736	$384,707

Weighted average common shares outstanding	345,550	352,172	351,175	351,224
Dilutive effect of:
Convertible debentures	21,209	21,209	21,209	21,209
Stock options	2,569	3,927	4,487	4,402

Weighted average common shares outstanding, assuming dilution	369,328	377,308	376,871	376,835

Diluted earnings per common share	$0.17	$0.11	$1.13	$1.02

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
13.	Stock-Based Compensation
Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 24,011,079 shares have been issued.

On July 27, 2007, Cameco’s board of directors approved an amendment to the stock option program introducing a cash settlement feature for the exercise of employee stock options. The cash settlement feature allows option holders to elect to receive an amount in cash equal to the intrinsic value, being the excess market price of the common share over the exercise price of the option, instead of exercising the option and acquiring common shares. All outstanding stock options are now classified as liabilities and are carried at their intrinsic value. The intrinsic value of the liability is marked to market each period. The intrinsic value is amortized to expense over the shorter of, the period to eligible retirement, or the vesting period. Previously, all stock options were classified as equity and were accounted for using the fair value method. Under this method, the compensation cost of options granted was measured at estimated fair value at the grant date and recognized over the shorter of, the period to eligible retirement, or the vesting period. The impact of the reclassification of the stock options at July 27, 2007, was an increase in liabilities of $116,050,000, a decrease in contributed surplus of $21,875,000 and a decrease to earnings of $94,175,000. In addition, a future tax recovery of $35,225,000 was recorded.

For the quarter ended December 31, 2007, the amount recorded for stock compensation was a net recovery of $23,931,000 (2006 expense — $2,995,000). For the year ended December 31, 2007, the amount recorded was a net recovery of $4,868,000 (2006 expense — $17,549,000). These amounts are exclusive of the expense recorded upon adoption of the cash settlement feature on July 27, 2007.

The fair value of the options granted prior to July 27, 2007, was determined using the Black-Scholes option-pricing model with the following assumptions:

	Year Ended
	Dec 31/07	Dec 31/06

Number of options granted	973,475	1,528,130
Average strike price	$46.82	$41.04
Expected dividend	$0.20	$0.16
Expected volatility	36%	35%
Risk-free interest rate	4.0%	4.0%
Expected life of option	3.5 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	14.30	$13.19

14.	Goodwill
Cameco tests goodwill for possible impairment on an annual basis and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. During the third quarter of 2007, Cameco completed the goodwill impairment test for all reporting units. The results of this test have indicated there is no impairment.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
15.	Statements of Cash Flows
Other Operating Items

	Three Months Ended		Year Ended
(thousands)	Dec 31/07	Dec 31/06	Dec 31/07	Dec 31/06

Inventories	$(49,755)	$34,768	$(61,810)	$(63,623)
Accounts receivable	(92,903)	(192,081)	103,118	36,180
Accounts payable and accrued liabilities	25,237	101,611	27,677	58,258
Other	46,245	(9,108)	48,984	4,560

Total	$(71,176)	$(64,810)	$117,969	$35,375

16.	Restructuring of the Gold Business
During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company (Kumtor) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity. If the law is enacted, there would be a substantial risk of harm to Centerra’s rights and therefore the value of Cameco’s investment in Centerra.

As a result, Cameco and Centerra entered into discussions with the Kyrgyz Government. These discussions resulted in the signing of two agreements, both dated August 30, 2007, between the Government of the Kyrgyz Republic and, respectively, Cameco and Centerra. Under the terms of the agreements, the Kyrgyz Government and Kyrgyzaltyn JSC, a joint stock company owned by the Kyrgyz Government, agree to support Centerra’s continuing long-term development of the Kumtor project and agree to facilitate eventual divestiture of Cameco’s interest in Centerra. In return, the Kyrgyz Government will receive 32,305,238 shares (22,305,238 net from Cameco and 10,000,000 treasury shares from Centerra) upon closing of the definitive legal agreements. Of these, 15,000,000 shares will be received immediately and 17,305,238 shares will be held in escrow to be released within four years subject to a number of conditions, including the approval by the Parliament of the Kyrgyz Republic.

These agreements were originally to expire on October 31, 2007, but the parties have agreed to extend the deadline for closing the transactions to February 15, 2008. The conditions that gave rise to these agreements still exist and Cameco believes the number of Centerra shares that would have been transferred to the Kyrgyz Government is indicative of the ultimate cost to remedy those conditions. Thus, Cameco has recorded a charge of $113,000,000 ($153,000,000 after a net tax expense of $40,000,000).
17.	Commitments and Contingencies
The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, BE) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003, Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. The parties have agreed that the arbitration should be before a single arbitrator.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
In anticipation of this claim, BE issued on February 10, 2006 and then served on Ontario Power Generation Inc. and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. This action is in abeyance pending further developments on the Unit 8 steam generator arbitration.

Management is of the opinion, after review of the facts with counsel, that this action against Bruce Power LP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.
(b)	Pursuant to an agreement between Centerra Gold Mongolia Limited (CGM) and Gatsuurt LLC, an unrelated Mongolian company, under which CGM acquired the Gatsuurt licenses, CGM agreed to transfer the principal license covering the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. Gatsuurt LLC informed Centerra that it does not believe that CGM complied with its obligation and began proceedings in the Mongolian National Arbitration Court (MNAC) alleging non-compliance by CGM and seeking the return of the principal license for the Gatsuurt property. CGM believes that the Gatsuurt LLC claim is without merit and on July 10, 2007, filed a petition with Mongolia’s District Court contesting the jurisdiction of the MNAC. On July 25, 2007, the Mongolian District Court returned CGM’s petition, without a decision on the jurisdictional issue, to permit CGM to supplement its submissions. All proceedings were suspended in August 2007 pending the outcome of settlement discussions. CGM and Gatsuurt LLC have reached an agreement in principle to suspend, and upon signing a definitive agreement, to terminate the arbitration proceedings between CGM and Gatsuurt LLC. In anticipation of a settlement, CGM has recorded a $3,000,000 (US) charge as an estimate of the cost to settle the matter.
(c)	Cameco, as a partner in BPLP, has provided the following financial assurances, with varying terms to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At December 31, 2007, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $47,000,000. Cameco did not have any actual exposure under these guarantees at December 31, 2007.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,300,000.

The fair value of these guarantees is nominal.
18.	Port Hope Conversion Facility
On July 13, 2007, Cameco discovered uranium and other production-associated chemicals in the soil beneath its Port Hope uranium hexafluoride (UF6) conversion plant. As a result, production of UF6 has been suspended until Cameco is able to remove the contaminated soil and implement necessary corrective measures. Current estimates indicate that the clean up of the contaminated area will cost approximately $15,000,000 to $20,000,000 and a total of $17,000,000 was recognized in earnings for 2007.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
19.	Segmented Information
For the three months ended December 31, 2007

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$218,881	$76,522	$113,785	$87,799	$(3,069)	$493,918

Expenses
Products and services sold	114,479	102,119	55,730	55,917	(3,230)	325,015
Depreciation, depletion and reclamation	23,649	10,135	11,740	11,148	—	56,672
Exploration	11,469	—	—	5,598	—	17,067
Research and development	231	610	—	—	—	841
Other expense	977	—	—	—	—	977
Cigar Lake remediation	6,094	—	—	—	—	6,094
Restructuring costs [note 16]	—	—	—	8,000	—	8,000
Loss on sale of assets	(927)	—	—	—	—	(927)
Non-segmented expenses						13,010

Earnings (loss) before income taxes and minority interest	62,909	(36,342)	46,315	7,136	161	67,169
Income tax expense [note 11]						(1,724)
Minority interest						7,395

Net earnings						$61,498

For the three months ended December 31, 2006

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$242,227	$83,496	$91,488	$99,811	$(4,953)	$512,069

Expenses
Products and services sold	138,342	63,214	63,462	75,209	(5,243)	334,984
Depreciation, depletion and reclamation	26,620	8,088	10,817	13,321	(204)	58,642
Exploration	7,196	—	—	7,490	—	14,686
Research and development	—	799	—	—	—	799
Other expense	753	—	—	—	—	753
Cigar Lake remediation	20,559	—	—	—	—	20,559
Loss on sale of assets	(51)	509	—	—	—	458
Non-segmented expenses						46,380

Earnings (loss) before income taxes and minority interest	48,808	10,886	17,209	3,791	494	34,808
Income tax expense [note 11]						(8,540)
Minority interest						3,008

Net earnings						$40,340

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
For the year ended December 31, 2007

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$1,269,386	$238,620	$417,818	$404,881	$(20,964)	$2,309,741
Expenses
Products and services sold	516,256	237,846	233,000	245,992	(21,430)	1,211,664
Depreciation, depletion and reclamation	104,665	24,089	45,842	50,943	—	225,539
Exploration	46,044	—	—	20,769	—	66,813
Research and development	231	3,378	—	—	—	3,609
Other expense	6,425	—	—	3,175	—	9,600
Cigar Lake remediation	29,403	—	—	—	—	29,403
Restructuring costs [note 16]	—	—	—	113,000	—	113,000
Loss (gain) on sale of assets	(5,829)	—	1,801	—	—	(4,028)
Non-segmented expenses						188,209

Earnings (loss) before income taxes and minority interest	572,191	(26,693)	137,175	(28,998)	466	465,932
Income tax expense [note 11]						29,468
Minority interest						20,352

Net earnings						$416,112

For the year ended December 31, 2006

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$803,287	$224,044	$407,569	$414,150	$(17,360)	$1,831,690
Expenses
Products and services sold	472,103	180,177	221,036	268,366	(13,910)	1,127,772
Depreciation, depletion and reclamation	94,179	19,084	43,490	44,379	(1,467)	199,665
Exploration	31,743	—	—	26,409	—	58,152
Research and development	—	2,682	—	—	—	2,682
Other expense	4,154	—	—	(15,366)	—	(11,212)
Cigar Lake remediation	20,559	—	—	—	—	20,559
Gain on sale of assets	(347)	509	—	(1,317)	—	(1,155)
Non-segmented expenses						89,801

Earnings before income taxes and minority interest	180,896	21,592	143,043	91,679	(1,983)	345,426
Income tax recovery [note 11]						(68,843)
Minority interest						38,554

Net earnings						$375,715